Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2010
(Expressed in thousands of US dollars, unless otherwise stated)

Table of Content

1.	Core Business and Strategy	2
2.	Q3 2011 Highlights	2
3.	Q3 Operating Performance	3
4.	Q3 Financial Results	12
5.	Liquidity and Capital Resources	15
6.	Financial Instruments and Related Risks	16
7.	Off-Balance Sheet Arrangements	16
8.	Transactions with Related Parties	16
9.	Critical Accounting Policies and Estimates	17
10.	Future Accounting Changes	17
11.	Other MD&A Requirements	19
12.	Outstanding Share Data	20
13.	Risks and Uncertainties	20
14.	Disclosure Controls and Procedures	21
15.	Directors and Officers	21
16.	Outlook	22
Forward Looking Statements		23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and nine months ended December 31, 2010 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2010, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. This MD&A refers to various non-GAAP measures, such as adjusted net earnings and adjusted earnings per share, cash flow from operations before non-cash working capital changes, cash and total production cost per ounce of silver, etc. Those non-GAAP measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Non-GAAP measures do not have standardized meaning. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This MD&A is prepared as of February 7, 2011.

1. Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc project in Guangdong Province as its second China production base and foothold, and this will be followed by the third production foothold at the recently acquired BYP gold-lead-zinc project in Hunan Province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2. Q3 2011 Highlights

  Record silver production of 1.52 million ounces, a 25% increase compared to 1.22 million ounces in the third quarter of fiscal 2010 (“Q3 2010”);

  Record sales of $51.8 million, up 66% from a year ago;

  Record net income of $29.7 million, or $0.18 per share, a 140% increase from a year ago. Excluding all non-operational items, adjusted net earnings were $22.2 million, or $0.13 per share;

  Record cash flows from operations (before non-cash working capital changes) of $31.6 million, or $0.19 per share, increased 68% from a year ago;

  Achieved total production cost of negative $5.93 per ounce of silver and a cash cost of negative $7.13 per ounce of silver, maintaining Silvercorp’s position as the lowest cost silver producer among its industry peers;

  Raised $110.5 million net proceeds from an equity financing;

  Received a mining permit for the GC Silver-Lead-Zinc Project in Guangdong Province, China;

  Acquired a 70% equity interest in BYP Gold-Lead-Zinc mine in Hunan Province, China;

  Dividend payment of $3.2 million, or CAD$0.02 per share; and

  Total cash, cash equivalents, and short term investments increased to $223.7 million.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

3. Q3 Operating Performance

(a) Overall View

In Q3 2011, the Company mined a record 167,213 tonnes of ore, which was 47,878 tonnes, or 40%, more than the 119,335 tonnes of ore mined in Q3 2010. For the nine months ended December 31, 2010, the Company mined 466,639 tonnes of ore, a 43% increase from the same period last year of 325,720 tonnes. The record mine production was mainly due to the improvement from TLP, HPG, and LM projects as mine development progresses.

In Q3 2011, the Company milled 161,528 tonnes of ore, 71,068 tonnes, or 79%, more than the 90,460 tonnes of ore milled in Q3 2010. During the nine months ended December 31, 2010, 461,270 tonnes of ore was milled, which was 187,296 tonnes, or 68%, more compared to 273,974 tonnes last year. The increased mill throughput was achieved as the second mill at Ying Mining Camp commenced operations at the beginning of 2010, which increased our total milling capacity to 2,500 tonnes per day, providing room to accommodate future mine production growth.

In Q3 2011, the Company produced and sold 1.52 million ounces of silver, 18.80 million pounds of lead and 4.79 million pounds of zinc, an increase of 25%, 16% and 8%, respectively, compared to the same period last year. For the nine months ended December 31, 2010, metals production was 4.25 million ounces of silver, 54.63 million pounds of lead and 13.09 million pounds of zinc, which was 20%, 15% and 9% higher than the same period last year. The increases were attributable to greater mine and mill throughputs.

(b) Mining Cost

In Q3 2011, the consolidated total mining cost and the cash mining cost were $58.28 and $48.30 per tonne, respectively, up 1% and down 1%, respectively, compared to the total mining costs of $57.81 and cash mining cost of $48.93 in the same quarter last year.

On a quarterly basis, cash mining cost decreased from $48.93 per tonne last year to $48.30 per tonne, but increased from $40.36 per tonne in Q2 2011. The increase resulted from (i) higher utility costs as diesel was used to generate additional electricity to support the increased production and power shortage, (ii) higher labour costs due to the increased accrual of year-end bonuses and (iii) higher material costs as more steel and other supplies were used in mine preparation and development.

During the nine months ended December 31, 2010, the consolidated total mining cost and the cash mining cost were $52.25 and $43.20 per tonne, respectively, a decrease of 7% and 9%, respectively, compared to the total mining costs of $55.91 and cash mining cost of $47.45 in the same period last year. The decrease of cash and total mining cost was mainly due to the production increase. With more ore being mined, the cost was lower as less fixed costs were allocated to each unit.

The major components of cash mining cost in Q3 2011 were composed of the followings: 37% for mining contractor costs (Q3 2010 – 40%); 18% for materials and supplies (Q3 2010 – 23%); 17% for labour costs (Q3 2010 – 13%); 13% for utility costs (Q3 2010 – 10%) and 15% for other miscellaneous costs (Q3 2010 – 14%).

(c) Milling Cost

In Q3 2011, the consolidated total milling cost was $13.69 per tonne and cash milling cost was $12.11 per tonne, representing an increase of 11% and 10% respectively from the total milling cost of $12.28 per tonne and cash milling cost of $11.01 per tonne in the same period last year.

During the nine months ended December 31, 2010, the total milling cost and the cash milling cost were $13.25 and $11.62, respectively, up 15% and 11%, from $11.53 and $10.45 per tonne, respectively, a year ago.

The higher milling cash cost compared to a year ago was mainly due to higher administrative costs and labour cost for running two mills at the same time, along with the increased amortization charged on the second mill.

The major components of cash milling costs in Q3 2011 were composed of the followings: 30% for raw materials (Q3 2010 – 31%); 30% for utilities (Q3 2010 – 29%); 16% for mineral resources tax (Q3 2010 – 17%); 18% for labour costs (Q3 2010 – 17%) and 6% for milling related administrative and miscellaneous costs (Q3 2010 – 6%).

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

(d) Cash and Total Cost per Ounce of Silver

Silvercorp continues to maintain its position as one of the lowest production cost producers of silver among its industry peers. In Q3 2011, the consolidated total production cost per ounce of silver was negative $5.93 and the cash cost per ounce of silver was negative $7.13, comparable to the total production costs and cash production costs per ounce of silver of negative $6.87 and negative $7.73, respectively, in same quarter last year. During the nine months ended December 31, 2010, the consolidated total production cost and cash cost per ounce of silver were negative $5.46 and negative $6.60, respectively, compared to negative $5.61 and negative $6.40 a year ago. The improvement with cash cost per ounce was mainly attributable to the increased by-product credits resulting from higher realized lead and zinc prices.

To facilitate a better understanding of cash and total production cost per ounce of silver (non-GAAP measures), the following tables provide a reconciliation of those measures to the financial statements for the three and nine months ended December 31, 2010 and 2009, respectively.

	Three months ended December 31, 2010
	YING	HPG & LM	TLP	Total
Cost of sales	$5,539	$1,485	$2,959	$9,983
By-product lead, zinc, and gold sales	(16,405)	(1,894)	(2,539)	(20,838)
Total adjusted cash costs	(10,866)	(409)	420	(10,855)
Ounces of silver sold	1,241	105	177	1,523
Total cash costs per ounce of silver	$(8.76)	$(3.90)	$2.37	$(7.13)

Total adjusted cash costs	$(10,866)	$(409)	$420	$(10,855)
Depreciation, amortization and depletion	1,353	185	282	1,820
Total adjusted cost of goods sold	(9,513)	(224)	702	(9,035)
Ounces of silver sold	1,241	105	177	1,523
Total production cost per ounce of silver	$(7.67)	$(2.13)	$3.96	$(5.93)

	Three months ended December 31, 2009
	YING	HPG & LM	TLP	Total
Cost of sales	$4,537	$1,451	$22	$6,010
By-product lead, zinc, and gold sales	(13,619)	(1,812)	(8)	(15,439)
Total adjusted cash costs	(9,082)	(361)	14	(9,429)
Ounces of silver sold	1,086	133	1	1,220
Total cash costs per ounce of silver	$(8.36)	$(2.71)	$14.00	$(7.73)

Total adjusted cash costs	$(9,082)	$(361)	$14	$(9,429)
Depreciation, amortization and depletion	968	74	1	1,043
Total adjusted cost of goods sold	(8,114)	(287)	15	(8,386)
Ounces of silver sold	1,086	133	1	1,220
Total production cost per ounce of silver	$(7.47)	$(2.16)	$15.00	$(6.87)

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

	Nine months ended December 31, 2010
	YING	HPG & LM	TLP	Total
Cost of sales	$15,333	$3,948	$7,601	$26,882
By-product lead, zinc, and gold sales	(42,753)	(4,614)	(7,588)	(54,955)
Total adjusted cash costs	(27,420)	(666)	13	(28,073)
Ounces of silver sold	3,484	275	494	4,253
Total cash costs per ounce of silver	$(7.87)	$(2.42)	$0.03	$(6.60)

Total adjusted cash costs	$(27,420)	$(666)	$13	$(28,073)
Depreciation, amortization and depletion	3,623	399	847	4,869
Total adjusted cost of goods sold	(23,797)	(267)	860	(23,204)
Ounces of silver sold	3,484	275	494	4,253
Total production cost per ounce of silver	$(6.83)	$(0.97)	$1.74	$(5.46)

	Nine months ended December 31, 2009
	YING	HPG & LM	TLP	Total
Cost of sales	$13,729	$2,343	$85	$16,157
By-product lead, zinc, and gold sales	(35,386)	(3,316)	(135)	(38,837)
Total adjusted cash costs	(21,657)	(973)	(50)	(22,680)
Ounces of silver sold	3,327	203	15	3,545
Total cash costs per ounce of silver	$(6.51)	$(4.79)	$(3.25)	$(6.40)

Total adjusted cash costs	$(21,657)	$(973)	$(50)	$(22,680)
Depreciation, amortization and depletion	2,688	103	5	2,796
Total adjusted cost of goods sold	(18,969)	(870)	(45)	(19,884)
Ounces of silver sold	3,327	203	15	3,545
Total production cost per ounce of silver	$(5.70)	$(4.29)	$(3.00)	$(5.61)

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

(e) Operation Review

(i) The following table summarizes historical operating information for each mine and totals for the three months ended December 31, 2010:

Q3 Fiscal 2011	Three months ended December 31, 2010
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,640	71	-	3,711
Stockpiled Ore (tonne)	82,101	22,216	59,184	163,502
	85,741	22,287	59,184	167,213
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,640	71	-	3,711
Ore Milled (tonne)	81,700	19,644	56,473	157,817
	85,340	19,715	56,473	161,528

Mining cost per tonne of ore mined ($)	64.12	67.06	46.50	58.28
Cash mining cost per tonne of ore mined ($)	49.85	58.15	42.33	48.30
Non cash mining cost per tonne of ore mined ($)	14.27	8.91	4.17	9.98

Unit shipping costs ($)	3.59	3.02	3.26	3.40

Milling cost per tonne of ore milled ($)	13.89	13.21	13.56	13.69
Cash milling cost per tonne of ore milled ($)	12.22	11.81	12.06	12.11
Non cash milling cost per tonne of ore milled ($)	1.67	1.40	1.50	1.58

Average Production Cost
Silver ($ per ounce)	3.37	8.48	10.74	4.63
Gold ($ per ounce)	145.84	407.64	-	211.60
Lead ($ per pound)	0.15	0.36	0.47	0.20
Zinc ($ per pound)	0.12	0.29	0.37	0.16

Total production cost per ounce of Silver ($)	(7.67)	(2.13)	3.96	(5.93)
Total cash cost per ounce of Silver ($)	(8.76)	(3.90)	2.37	(7.13)

Total Recovery of the Run of Mine Ore
Silver (%)	92.9	92.7	85.9	92.0
Lead (%)	96.6	95.4	88.4	95.3
Zinc (%)	70.1	67.1	71.1	70.1

Head Grades of Run of Mine Ore
Silver (gram/tonne)	499.0	186.0	125.0	330.0
Lead (%)	8.3	4.1	2.3	5.7
Zinc (%)	2.9	0.6	0.8	1.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,241	105	177	1,523
Gold (in thousands of ounce)	0.4	0.4	0.0	0.8
Lead (in thousands of pound)	14,862	1,618	2,314	18,795
Zinc (in thousands of pound)	3,954	167	671	4,791

Metal Sales
Silver ($)	25,248	2,142	3,610	31,000
Gold ($)	392	359	1	752
Lead ($)	13,263	1,418	2,071	16,752
Zinc ($)	2,750	117	467	3,334
	41,653	4,036	6,149	51,838
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	20.34	20.49	20.39	20.36
Gold ($ per ounce)	881.35	985.07	-	946.61
Lead ($ per pound)	0.89	0.88	0.89	0.89
Zinc ($ per pound)	0.70	0.70	0.70	0.70

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

(ii) The following table summarizes historical operating information for each mine and totals for the three months ended December 31, 2009:

Q3 Fiscal 2010	Three months ended December 31, 2009
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,357	72	-	3,428
Stockpiled Ore (tonne)	82,711	17,200	15,995	115,907
	86,068	17,272	15,995	119,335
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,357	72	-	3,428
Ore Milled (tonne)	70,776	14,943	1,313	87,032
	74,133	15,015	1,313	90,460

Mining cost per tonne of ore mined ($)	56.90	59.96	60.40	57.81
Cash mining cost per tonne of ore mined ($)	45.75	56.10	58.30	48.93
Non cash mining cost per tonne of ore mined ($)	11.15	3.86	2.10	8.88

Unit shipping costs ($)	3.60	2.78	2.80	3.38

Milling cost per tonne of ore milled ($)	11.48	11.94	61.21	12.28
Cash milling cost per tonne of ore milled ($)	10.45	10.85	44.28	11.01
Non cash milling cost per tonne of ore milled ($)	1.02	1.09	16.92	1.27

Average Production Cost
Silver ($ per ounce)	2.58	5.63	13.10	2.93
Gold ($ per ounce)	83.44	288.55	-	128.91
Lead ($ per pound)	0.15	0.31	0.87	0.17
Zinc ($ per pound)	0.13	0.24	-	0.14

Total production cost per ounce of Silver ($)	(7.47)	(2.16)	15.00	(6.87)
Total cash cost per ounce of Silver ($)	(8.36)	(2.71)	14.00	(7.73)

Total Recovery of the Run of Mine Ore
Silver (%)	91.0	85.9	86.4	92.1
Lead (%)	95.8	94.0	90.5	96.7
Zinc (%)	76.0	75.0	-	75.9

Head Grades of Run of Mine Ore
Silver (gram/tonne)	488.5	235.7	86.9	440.8
Lead (%)	9.0	5.3	2.7	8.3
Zinc (%)	3.4	0.9	-	3.0

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,086	133	1	1,220
Gold (in thousands of ounce)	0.2	0.3	-	0.5
Lead (in thousands of pound)	14,327	1,873	11	16,211
Zinc (in thousands of pound)	4,038	416	-	4,454

Metal Sales
Silver ($)	14,094	1,739	11	15,844
Gold ($)	84	219	-	303
Lead ($)	10,917	1,358	8	12,283
Zinc ($)	2,618	235	-	2,853
	27,713	3,551	19	31,283
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.98	13.11	11.00	12.99
Gold ($ per ounce)	420.00	671.78	-	571.70
Lead ($ per pound)	0.76	0.72	0.73	0.76
Zinc ($ per pound)	0.65	0.56	-	0.64

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

(iii) The following table summarizes historical operating information for each mine and totals for the nine months ended December 31, 2010:

Q3 Fiscal 2011	Nine months ended December 31, 2010
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	9,996	196	10	10,202
Stockpiled Ore (tonne)	244,161	55,159	157,117	456,437
	254,157	55,355	157,127	466,639

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	9,996	196	10	10,202
Ore Milled (tonne)	243,593	53,568	153,907	451,068
	253,589	53,764	153,917	461,270

Mining cost per tonne of ore mined ($)	58.06	64.45	38.57	52.25
Cash mining cost per tonne of ore mined ($)	45.49	57.07	34.63	43.20
Non cash mining cost per tonne of ore mined ($)	12.57	7.38	3.94	9.05

Unit shipping costs ($)	3.57	3.23	3.24	3.42

Milling cost per tonne of ore milled ($)	13.30	12.84	13.30	13.25
Cash milling cost per tonne of ore milled ($)	11.63	11.43	11.67	11.62
Non cash milling cost per tonne of ore milled ($)	1.67	1.41	1.63	1.63

Average Production Cost
Silver ($ per ounce)	3.11	7.89	8.87	4.18
Gold ($ per ounce)	160.08	436.66	447.24	222.62
Lead ($ per pound)	0.15	0.38	0.44	0.21
Zinc ($ per pound)	0.12	0.29	0.35	0.17

Total production cost per ounce of Silver ($)	(6.83)	(0.97)	1.74	(5.46)
Total cash cost per ounce of Silver ($)	(7.87)	(2.42)	0.03	(6.60)

Total Recovery of the Run of Mine Ore
Silver (%)	92.3	87.3	87.9	91.2
Lead (%)	96.4	94.7	88.6	95.1
Zinc (%)	70.1	60.3	70.4	69.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	476.8	229.3	135.1	322.8
Lead (%)	8.1	1.8	2.1	5.8
Zinc (%)	2.8	0.6	1.8	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,484	275	494	4,253
Gold (in thousands of ounce)	1.1	0.9	0.2	2.2
Lead (in thousands of pound)	42,578	4,423	7,625	54,626
Zinc (in thousands of pound)	10,834	435	1,822	13,091

Metal Sales
Silver ($)	57,197	4,582	8,171	69,950
Gold ($)	901	803	158	1,862
Lead ($)	34,792	3,547	6,225	44,564
Zinc ($)	7,060	264	1,205	8,529
	99,950	9,196	15,759	124,905
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.42	16.68	16.54	16.46
Gold ($ per ounce)	844.03	923.83	834.28	889.71
Lead ($ per pound)	0.82	0.80	0.82	0.81
Zinc ($ per pound)	0.65	0.61	0.66	0.65

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

(iv) The following table summarizes historical operating information for each mine and totals for the nine months ended December 31, 2009:

Q3 Fiscal 2010	Nine months ended December 31, 2009
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined(tonne)
Direct Smelting Ore (tonne)	10,680	216	8	10,904
Stockpiled Ore (tonne)	244,899	42,193	27,724	314,816
	255,579	42,409	27,732	325,720

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	10,680	217	8	10,904
Ore Milled (tonne)	228,763	31,461	2,844	263,070
	239,443	31,678	2,852	273,974

Mining cost per tonne of ore mined($)	54.83	56.90	64.43	55.91
Cash mining cost per tonne of ore mined($)	44.77	54.43	61.53	47.45
Non cash mining cost per tonne of ore mined($)	10.06	2.46	2.90	8.46

Unit shipping costs($)	3.53	3.08	2.88	3.42

Milling cost per tonne of ore milled($)	11.24	11.76	34.40	11.53
Cash milling cost per tonne of ore milled ($)	10.23	10.73	26.01	10.45
Non cash milling cost per tonne of ore milled ($)	1.00	1.03	8.38	1.08

Average Production Cost
Silver ($ per ounce)	2.54	5.11	3.16	2.72
Gold ($ per ounce)	101.90	279.58	-	140.05
Lead($ per pound)	0.15	0.28	0.20	0.16
Zinc ($ per pound)	0.12	0.21	-	0.13

Total production cost per ounce of Silver ($)	(5.70)	(4.29)	(3.00)	(5.61)
Total cash cost per ounce of Silver ($)	(6.51)	(4.79)	(3.25)	(6.40)

Total Recovery of the Run of Mine Ore
Silver (%)	91.3	86.4	85.4	92.6
Lead (%)	95.4	92.0	90.1	96.4
Zinc (%)	75.8	72.3	-	75.7

Head Grades of Run of Mine Ore
Silver (gram/tonne)	476.3	195.0	91.7	439.5
Lead (%)	8.7	5.4	4.8	8.4
Zinc (%)	3.2	0.8	-	2.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,327	203	15	3,545
Gold (in thousands of ounce)	0.4	0.7	0.0	1.1
Lead(in thousands of pound)	43,428	3,824	201	47,453
Zinc (in thousands of pound)	11,324	669	-	11,993

Metal Sales
Silver ($)	37,500	2,443	160	40,103
Gold($)	190	474	1	665
Lead($)	28,952	2,504	134	31,590
Zinc ($)	6,244	338	-	6,582
	72,886	5,759	295	78,940
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.27	12.03	10.39	11.31
Gold($ per ounce)	452.38	658.33	-	583.33
Lead($ per pound)	0.67	0.65	0.67	0.67
Zinc ($ per pound)	0.55	0.51	-	0.55

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

(v) Ying Mine (77.5%)

Production from the Ying Mine commenced on April 1, 2006. Since then, the Ying property has become the Company’s primary focus and most profitable project.

In Q3 2011, the Ying Mine mined 85,741 tonnes of ore, virtually unchanged from 86,068 tonnes in the same period last year. For the nine months ended December 31, 2010, the total ore mined was 254,157 tonnes, of which 9,996 was direct smelting ore. This was slightly lower than 255,579 tonnes of ore mined in the same period last year. The reduction was mainly caused by the interruption of production due to the heavy rainfall in Q2 2011, along with a new 3-day Dragon Boat holiday introduced in China this year.

In Q3 2011, silver head grade improved to 499.0g/t, compared to 488.5g/t in the same quarter last year. Lead and zinc head grades were 8.3% and 2.9%, respectively, compared to 9.0% and 3.4% a year ago. During the nine months ended December 31, 2010, head grades at the Ying Mine were 476.8g/t for silver, 8.1% for lead and 2.8% for zinc, which were comparable to 476.3g/t for silver, 8.7% for lead and 3.2% for zinc in the same period last year.

In Q3 2011, the Ying Mine produced 1.2 million ounces of silver, 14.9 million pounds of lead, and 4.0 million pounds of zinc, compared to 1.1 million ounces of silver, 14.3 million pounds of lead and 4.0 million pounds of zinc in the same quarter last year. During the nine months ended December 31, 2010, metal production was 3.5 million ounces of silver, 42.6 million pounds of lead and 10.8 million pounds of zinc, compared with 3.3 million ounces of silver, 43.4 million pounds of lead and 11.3 million pounds of zinc a year ago.

In Q3 2011, cash mining cost per tonne of ore mined was $49.85, up $4.10 compared to $45.75 in Q3 2010. The increase of cash mining cost was mainly due to two factors: (i) the increase of year-end bonus payment to employees based on current year’s production results; and, (ii) the use of diesel as an additional energy source in this quarter to cover the shortage of power supply from the Chinese national power grid in order to support the increased production activities.

In Q3 2011, cash cost per ounce of silver was negative $8.76, representing a 5% improvement compared to the negative $8.36 in Q3 2010. Total production cost per ounce of silver was negative $7.67, an improvement of 3% from negative $7.47 in Q3 2010. During the nine months ended December 31, 2010, cash cost and total cost per ounce of silver were negative $7.87 and negative $6.83, respectively, an improvement from negative $6.51 and negative $5.70 a year ago. The lower cost was mainly due to higher by-product credits realized from higher lead and zinc prices.

In Q3 2011, the Ying Mine incurred $3.3 million (Q3 2010 – $1.7 million) of development and exploration expenditures to delineate and upgrade mineral resources by tunnelling and diamond drilling, and to build shafts, declines and raises. A total of 9,758 metres (Q3 2010 – 10,027 metres) of tunnel, 14,180 metres (Q3 2010 – 8,163 metres) of diamond drilling, and 205 metres (Q3 2010 – 796 metres) of shafts, declines and raises were completed. For the nine months ended December 31, 2010, exploration and development expenditures were $9.9 million (nine months ended December 31, 2009 - $5.1 million). With that, 31,901 metres (nine months ended December 31, 2010 2010 – 27,991 metres) of tunnel, 33,288 metres (nine months ended December 31, 2010 – 24,294 metres) of diamond drilling, and 910 metres (nine months ended December 31, 2010 – 1,328 metres) of shafts, declines and raises were completed.

(vi) HPG and LM mines (80%)

In April 2010, the Company’s beneficial ownership interest in HPG and LM mines increased from 70% to 80% as the Company purchased an additional 10% interest in Henan Huawei Mining Co. Ltd., which is the holding company that owns the HPG and LM mines, for a consideration of $1.1 million. The Company paid for this transaction by issuing 163,916 common shares of Silvercorp.

In Q3 2011, HPG and LM mines produced 105 thousand ounces of silver, which represented a 21% decrease, compared with the 133 thousand ounces of silver produced in the same period last year. Lead and zinc production was 1.8 million pounds in total, which decreased by 22% compared to the 2.3 million pounds of base metals produced in the same period last year. Less metal was produced as mining was experiencing some lower grade pockets. During the nine months ended December 31, 2010, HPG and LM mines produced 275 thousand ounces of silver, and 4.9 million pounds of lead and zinc, up 35% and 9% from 203 thousand ounces of silver and 4.5 million pounds of base metals produced a year ago.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

More ore was mined in the quarter due to mine development. HPG and LM mined 22,287 tonnes of ore, 5,015 tonnes more than the same quarter last year as operations at HPG and LM mines were only partially resumed after their suspension in December 2008. For the nine months ended December 31, 2010, the HPG and LM mines mined 55,355 tonnes of ore, which was 12,946 tonnes, or 31%, more than 42,409 tonnes mined in the same period last year.

Capital expenditures at HPG and LM mines in Q3 2011 was $1,857 (Q3 2010 - $1,134), which funded the completion of a total of 3,850 metres of tunnel (Q3 2010 – 2,976 metres), 16,785 metres (Q3 2010 –2,402 metres) of diamond drilling, and 238 metres (Q3 2010 – nil metres) of shafts, decline and raises. For the nine months ended December 31, 2010, HPG and LM mines incurred $3.6 million (nine months ended December 31, 2010 – $1.7 million) in exploration and development expenditures to complete 10,864 metres of tunnel (nine months ended December 31, 2010 – 6,429 metres), 34,857 metres (nine months ended December 31, 2010 – 7,392 metres) of diamond drilling, and 533 metres (nine months ended December 31, 2010 – 114 metres) of shaft, decline and raises.

(vii) TLP Mine (77.5%)

In Q3 2011, TLP mine produced 177 thousand ounces of silver and 3.0 million pounds of base metals, compared to only one thousand ounces of silver and 11 thousand pounds of lead in the same period last year. For the nine months ended December, 2010, metal production was 494 thousand ounces of silver and 9.4 million pounds of base metals, compared to a nominal amount a year ago.

Capital expenditures at TLP in Q3 2011 were $1.0 million (Q3 2010 – $0.8 million), and a total of 4,632 metres (Q3 2010 – 4,111 metres) of tunnel and 9,421 metres (Q3 2010 – 12,044 metres) of diamond drilling were completed. For the nine months ended December 31, 2010, the TLP Mine incurred $3.3 million (nine months ended December 31, 2010 - $3.4 million) in exploration and development expenditures to complete 15,256 (nine months ended December 31, 2010 – 8,270 metres) of tunnel, 120 metres of shafts, declines and raises (nine months ended December 31, 2010 – 401 metres) and 32,837 metres (nine months ended December 31, 2010 – 24,498 metres) of diamond drilling.

(viii) Nabao Project (82%)

The Nabao Project consisted of three exploration permits. In December 2008, the Nabao Project was put on hold and written off as a result of unfavorable exploration results and diminishing prospects for the property due to the high elevation.

During the year ended March 31, 2010, the Company entered into an agreement to dispose of the Nabao Project, consisting of three exploration permits, for $732 (RMB¥5.0 million) to a third party. As of December 31, 2010, $586 (RMB¥4.0 million) has been received and two exploration permits have been transferred to the buyer. The transfer of the third exploration permit was still in progress as at December 31, 2010.

(ix) GC Project (95%)

On November 24, 2010, the GC Project received its 30-year mining permit, issued by the Ministry of Land and Resources of China. The permit was issued on the terms applied for, covering the entire 5.52 square kilometre area of the GC Project and allows for the operation of an underground mine to produce silver, lead and zinc ore. The Company is currently constructing the 1,500 tonne per day mine and mill operation.

(x) Silvertip Project (100%)

Silvertip Project was acquired in February 2010. In Q3 2011, Silvercorp completed the 2010 surface drilling program on the Silvertip silver-lead-zinc Project in northern British Columbia, Canada. A total of 10,913 metres has been drilled from 36 holes. The 2010 drilling program has successfully defined and updated the silver-lead-zinc resources on extensions to the east and south of the main ore body. A new resource estimate is currently underway. Silvercorp also conducted a 4,113 line kilometres VTEM airborne geophysical survey over an area of 367 square kilometres and completed certain studies and reports required for a B.C. Small Mine Permit application. During the three and nine months ended December 31, 2010, exploration expenditures at the Silvertip Project were $2.8 million and $6.3 million, respectively.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

4. Q3 Financial Results

For the three and nine months ended December 31, 2010, the Company’s sales and net income improved significantly from a year ago. Such increases were mainly due to increased metal production combined with improved commodity prices.

The tables below set out selected quarterly results for the past eight quarters:

	December 31,	September	June 30,	March 31,
	2010	30, 2010	2010	2010
Sales	$51,838	$36,338	$36,729	$28,224
Gross profit	40,035	26,581	26,538	19,277
Expenses and foreign exchange	5,605	5,381	5,511	3,936
Other items	7,553	1,413	807	18
Net income	29,735	12,451	14,101	9,760
Basic earnings per share	0.18	0.08	0.09	0.06
Diluted earnings per share	0.18	0.08	0.09	0.06

Cash dividend declared	3,511	3,207	3,109	3,238
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

	December 31,	September 30,	June 30,	March 31,
	2009	2009	2009	2009
Sales	$31,283	$25,085	$22,571	$17,392
Gross profit	24,230	19,088	16,670	11,010
Expenses and foreign exchange	5,191	3,820	4,394	2,148
Impairment charges	-	(79)	777	2,907
Other items	(52)	(805)	60	(224)
Net income (loss)	12,409	8,893	7,487	1,238
Basic earnings (loss) per share	0.08	0.06	0.05	0.01
Diluted earnings (loss) per share	0.08	0.05	0.05	0.01

Cash dividend declared	3,108	3,020	2,770	2,564
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

Net income in Q3 2011 was $29.7 million, or $0.18 per share, an increase of 140% over the earnings of $12.4 million, or $0.08 per share, in the same quarter last year. For the nine months ended December 31, 2010, the Company recorded net income of $56.3 million, $27.5 million or 96% higher than the same period last year. Net earnings improved primarily due to higher metal production combined with higher realized metal prices.

Certain non-operational income statement items had significant impact on net income during the three months ended December 31, 2010. To facilitate a better understanding of the Company’s financial results to readers, adjusted net earnings were reconciled to net income by excluding the following non-operational items: (i) $3.3 million dilution gain on our investment in New Pacific Metals Corp., an investee subject to significant influence of the Company; (ii) $3.7 million unrealized gain on our held-for-trading financial assets; and (iii) other non-operational income and expense items totaling $0.5 million. With the exclusion of these items, adjusted net earnings were $22.2 million, or $0.13 per share.

Sales in Q3 2011 were $51.8 million, an increase of 66% from $31.3 million in the same quarter last year. For the nine months ended December 31, 2010, sales were $124.9 million, $46.0 million higher than a year ago. The increase was driven by higher quantities of metals sold combined with higher realized metal prices.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

The following tables summarize production, realized selling prices and revenues in each period under review:

Three Months ended December 31,
	Production (‘000 oz or lb)		Realized selling prices ($/oz or lb)		Revenue (in ‘ 000 $)
	Q3 2011	Q3 2010	Q3 2011	Q3 2010	Q3 2011	Q3 2010
Silver	1,523	1,220	$20.36	$12.99	$31,000	$15,844
Gold	0.8	0.5	946.61	571.70	752	303
Lead	18,795	16,211	0.89	0.76	16,752	12,283
Zinc	4,791	4,454	0.70	0.64	3,334	2,853
Total					$51,838	$31,283

Nine Months ended December 31,
	Production (‘000 oz or lb)		Realized selling prices ($/oz or lb)		Revenue (in ‘ 000 $)
	9 months of	9 months of	9 months of	9 months of	9 months of	9 months of
	2011	2010	2011	2010	2011	2010
Silver	4,253	3,545	$16.46	$11.31	$69,950	$40,103
Gold	2.2	1.1	889.71	583.33	1,862	665
Lead	54,626	47,453	0.81	0.67	44,564	31,590
Zinc	13,091	11,993	0.65	0.55	8,529	6,582
Total					$124,905	$78,940

Cost of goods sold in Q3 2011 were $11.8 million, compared to $7.1 million in Q3 2010. The cost of goods sold included $10.0 million (Q3 2010 - $6.0 million) cash costs and $1.8 million (Q3 2010 - $1.1 million) depreciation, amortization and depletion charges. The increase of cost of good sales was due to increases in production. During the quarter, the Company mined 40% more and milled 79% more compared to the same quarter last year. For the nine months ended December 31, 2010 and 2009, cost of goods sold were $31.8 million and $19.0 million, respectively, including $26.9 million (nine months ended December 31, 2010 - $16.2 million) cash costs and $4.9 million (nine months ended December 31, 2010 - $2.8 million) depreciation, amortization and depletion charges.

Gross profit margin in Q3 2011 was 77%, unchanged from the prior year. The gross profit margin did not increase in line with metal prices, mainly due to the change in production mix compared to the same quarter last year. We significantly increased production at the HPG, LM and TLP mines which have lower head grades relative to Ying. In Q3 2011, 19% of Silvercorp’s silver production was from the HPG, LM and TLP mines compared with 11% in Q3 2010. For nine months ended December 31, 2010 and 2009, gross profit margin was 75% and 76%, respectively.

Accretion on asset retirement obligation in Q3 2011 was $42, which was $10 higher than the accretion expenses of $32 recorded in the same period last year because the total amount of asset retirement obligation was higher. In March 2010, the Company revisited the reclamation costs for the existing mines and the timing to settle the reclamation liabilities according to the new environmental regulations in China, as well as the extension of mine lives and updated reserves and resources. As a result, the undiscounted asset retirement obligation was revised upward to $3.9 million, representing a 26% increase, compared to the previous estimate of $3.1 million. For the nine months ended December 31, 2010 and 2009, accretion expenses on the asset retirement obligation were $122 and $93, respectively.

Foreign exchange loss in Q3 2011 was $1,342 (Q3 2010 - $791). For the nine months ended December 31, 2010, foreign exchange loss was $1,174, relative to a gain of $643 in 2009. The change of foreign exchange gain and loss was mainly driven by exchange fluctuation between Canadian dollars, US dollars and Chinese Yuan.

General exploration and property investigation expenses in Q3 2011 were $58, which was $883 less than the $941 recorded in the same period last year. The decrease of the expense in this quarter was due to a $716 adjustment made to mineral resource development fees based on the difference between the Company’s own assessment and the actual payments made to the Chinese government. For the nine months ended December 31, 2010 and 2009, general exploration and property investigation expenses were $2.5 and $4.2 million, respectively. The higher expenses last year was due to a total of $1.3 million exploration expenditures incurred at TLP, HPG, and LM that were charged to general exploration expenses on the statement of operation.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

Investor relations expenses of $174 in Q3 2011, representing an increase of 33% compared to the $131 of investor relation expenses recorded in the same period last year because the Company participated in comparatively more investor relation events during the quarter. For the nine month ended December 31, 2010 and 2009, investor relations expenses were $345 and $312, respectively.

General and administrative expenses, including stock based compensation expense of $0.5 million (Q3 2010 - $0.4 million), were $3.6 million in Q3 2011, representing an increase of $0.9 million compared to the expenses of $2.7 million incurred in the same period last year. For the nine months ended December 31, 2010 and 2009, general and administrative expenses were $11.1 million and $7.2 million, respectively. The increase was mainly attributable to (i) the increase of accrued performance bonus, (ii) donations made at the Ying Mining Camp and (iii) higher stock-based compensation recorded.

Professional fees in Q3 2011 were $185 compared to professional fees of $201 in the same period last year. For nine months ended December 31, 2010 and 2009, professional fees were $0.8 million and $1.4 million, respectively. The higher professional fees recorded last year was mainly due to the unsolicited takeover bid for another mining company, which was terminated in July 2009.

Equity loss on investment in NUX in Q3 2011 was $131, representing an increase of 22% compared to the loss of $107 recorded in the same period last year. For the nine months ended December 31, 2010 and 2009, the equity loss was $227 and $325, respectively. The Company recorded on the statement of operations its proportionate share of New Pacific Metals Corp (“NUX”)’s net loss.

Dilution gain on investment in NUX in Q3 2011 was $3.3 million. For the nine months ended December 31, 2010, dilution gain was $4.7 million. The Company’s interest in NUX decreased from 23% to 14% as NUX issued shares to acquire another public company and raised capital through a private placement.

Loss on disposal of plant and equipment in Q3 2011 was $0.2 million which was the same as last year. For the nine months ended December 31, 2010 and 2009, loss on disposal of plant and equipment was $650 and $1,371, respectively. The current year’s loss was from the damaged buildings, roads and equipment caused by the heavy storm in July 2010.

Unrealized gain in held-for-trading securities in Q3 2011 was $3.7 million, compared to a loss of $10 last year. For the nine months ended December 31, 2010 and 2009, the amount was $3.7 million gain and $22 loss, respectively. The Company has been acquiring, on open market or by participating private placements, equity interests of other publicly-traded mining companies. These equity interests, including common shares and warrants are for long-term investment purpose. However, due to their nature, warrants meet the definition of derivatives and are accounted for as held-for-trading securities. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gains and losses arising from changes in the fair value of the warrants are included in net income for the period in which they arise.

Interest income in Q3 2011 was $394, representing an increase of $157 compared to interest income of $237 recorded in the same period last year. For the nine months ended, interest income was $985, representing an increase of $350 compared to interest income of $635 in the same period last year. The increase was a result of higher cash balance being invested in term deposits earning higher interest income during the current period.

Income tax expenses in Q3 2011 were $5.1 million, an increase of 90% or $2.4 million over the income tax expense of $2.7 million recorded in the same period last year. The income tax expenses recorded in Q3 2011 included current income tax expenses of $5.8 million (Q3 2010 – $2.6 million) and a future income tax recovery of $735 (Q3 2010 – $125 income tax expense). The increase of income tax expense was mainly due to higher taxable income as sales increased.

For the nine months ended December 31, 2010 and 2009, income tax expenses were $14 million and $6.4 million, respectively. The increase of income tax expenses was mainly attributable to the higher taxable income as well as the withholding tax of $3.6 million levied on dividend paid from the Company’s Chinese subsidiary, offset by $1.1 million recovery included in future income tax due to recognition of future income tax assets in Henan Huawei.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

5. Liquidity and Capital Resources

Cash and cash equivalents and short term investments at December 31, 2010 was $223.7 million, an increase of $129.3 million, or 137%, from $94.4 million at March 31, 2010.

Working capital at December 31, 2010 was $209.3 million, up $129.9 million, or 164% from $79.4 million at March 31, 2010.

Cash flows from operating activities, before non-cash working capital changes, generated $31.6 million in Q3 2011, up 68% compared to $18.7 million in the same quarter last year. For the nine months ended December 31, 2010, cash flows from operations was $71.9 million, $26.5 million or 58% higher than $45.4 million in the same period last year. The increase in cash flows from operations resulted from improved operating earnings due to higher commodity prices and higher metal production at the Ying Mining Camp.

Cash flows used in investing activities in Q3 2011 was $2,525, comprised of cash from the redemption of short term investments of $16.9 million, $12.2 million capital expenditures and $7.2 million long term investment purchase (net of proceeds from disposals). During the same quarter last year, $7.0 million was used in investing activities, which consisted of $4.5 million spent to purchase short term investments and $2.5 million of capital expenditures. For the nine months ended December 31, 2010, cash flows used in investing activities was $20.4 million compared to the $19.5 million used in the same period last year. The changes in cash flows from investing activities are mainly from the (purchase) redemption of short-term investments and acquire long-term investments.

Cash flows provided by financing activities were $98.3 million in Q3 2011. In Q3 2010 cash flow spent in financing activities was 6.4 million. For the nine months ended December 31, 2010, cash flow provided by financing activities was $92.7 million. During the same period of last year, cash spent on financing activities was $13.0 million. Higher cash flows provided by financing activities this year was mainly from the $110.5 million net proceeds from equity financing.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows: The Company entered into office rental agreements with total rental expense of $1,581 over the next four years as follows:

	2011	2012	2013	2014	Total
Rental expense	$90	$548	$533	$410	$1,581

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

6. Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at December 31, 2010, those financial assets are classified in their entirety based on the level of input that is significant to the fair value measurement. As of March 31, 2010 and December 31, 2010, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$196,428	$-	$-	$196,428
Short term investments	27,317	-	-	27,317
Receivables and deposits	8,153	-	-	8,153
Amounts due from related parties	49	-	-	49
Common shares	15,903	-	-	15,903
Warrants	-	5,369	-	5,369

7. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8. Transactions with Related Parties

Related party transactions not disclosed elsewhere in the Management’s Discussion and Analysis are as follows:

Amounts due from related parties		December 31, 2010		March 31, 2010
New Pacific Metals Corp. (a)		$49		$138

	Three months ended December 31,		Nine months ended December 31,
Transactions with related parties	2010	2009	2010	2009
New Pacific Metals Corp. (a)	$162	$57	$315	$145
Quanfa Exploration Consulting Services Ltd. (b)	-	-	-	88
McBrighton Consulting Ltd.(c)	86	52	195	144
R. Feng Consulting Ltd. (d)	99	80	295	243
Henan Non-ferrous Geology Bureau (e)	5,107	3,895	10,487	7,187
	$5,454	$4,084	$11,292	$7,807

(a)	New Pacific Metals Corp. (“NUX”) is a publicly traded company with director and officers in common with the Company. Further to a services and administrative costs reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2010, the Company recovered $86 and $238, respectively (three and nine months ended December 31, 2009 - $57 and $145, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

The Company entered into a Credit Agreement (the “Agreement”) with NUX on July 2, 2010, subsequently amended on August 24, 2010. Pursuant to the Agreement, NUX is granted a line of credit with aggregated principal amount up to CAD $15 million. The line of credit bears an interest rate at prime plus 7%, payable on the 1st day of each month and is secured by a first fixed charge on NUX’s assets. On October 21, 2010, NUX used the line of credit to draw CAD $2.35 million. On December 20, 2010, the line of credit was cancelled with all outstanding balances and interest receivables being fully paid.

(b)	Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the three and nine months ended December 31, 2010, the Company paid $nil (three and nine months ended December 31, 2009 - $nil and $88, respectively) to Quanfa for its consulting services provided.

(c)	During the three and nine months ended December 31, 2010, the Company paid $86 and $195, respectively (three and nine months ended December 31, 2009 - $52 and $144, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)	During the three and nine months ended December 31, 2010, the Company paid $99 and $295, respectively (three and nine months ended December 31, 2009 - $80 and $243, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(e)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2010, Henan Found declared dividend of $5,107 and $10,582, respectively (three and nine months ended December 31, 2009 - $nil) to Henan Geology Bureau.

The transactions with related parties during the period were measured at the exchange amount, which was the amount of consideration established and agreed by the parties. The balances with related parties were unsecured, non-interest bearing, and due on demand.

9. Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported on the Consolidated Financial Statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. There has been no change to the Company’s critical accounting policies and estimates since fiscal year 2010 ended March 31, 2010. Readers are encouraged to read the critical accounting policies and estimates as described in the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended March 31, 2010.

10. Future Accounting Changes

(a) Multiple deliverable revenue arrangements

In December 2009, the EIC issued EIC Abstract 175, “Multiple Deliverable Revenue Arrangements”. This EIC addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how such a multiple deliverable revenue arrangement should be measured and allocated to the separate units of accounting. This EIC should be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted. The Company did not early adopt this EIC and upon adoption does not expect it to have a material impact on the Company’s consolidated financial statements.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

(b) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Accordingly, the Company plans to adopt IFRS for fiscal years beginning April 1, 2011. The Company’s first IFRS financial statements will be its interim financial statements for the first quarter of fiscal 2012 with an opening consolidated statement of financial position date of April 1, 2011, which will require restatement of comparative information presented.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

The Company has designated the appropriate resources to the conversion project to develop an effective plan and continues to assess resource and training requirements as the project progresses. The Company’s conversion plan consists of the following four phases: scoping and planning, diagnostic assessment, operations implementation and post implementation. The Company has completed the scoping and planning phase. The scoping and planning phase involved establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected by the conversion and developing a project charter, implementation plan and communication strategy. The resulting identified areas of accounting difference of highest potential impact to the Company, based on existing IFRS, are business combinations, impairment of assets, property plant and equipment, provisions and contingent liabilities, exploration and evaluation expenditures, income taxes, financial instruments and initial adoption of IFRS under the provisions of IFRS 1 First-Time Adoption of IFRS.

The diagnostic assessment phase (“phase 2”) which is substantially completed resulted in the selection of IFRS accounting policies and transitional exemption decisions, estimates of quantification of financial statement impacts, preparation of shell financial statements and identification of business processes and resources impacted. The Company has completed the selection of IFRS accounting policies and transitional exemptions decisions. Estimates of the quantified impacts of anticipated changes to the Company’s current accounting policies on the IFRS opening balance sheet have been substantially completed and business processes and resources impacted have been identified. As a result of phase 2, the Company has identified the key areas where changes in accounting policy are expected on our transition from Canadian GAAP to IFRS, listed below. This list is intended to highlight the areas that we have determined to be the most significant and should not be regarded as a complete list of changes that will result from the transition to IFRS. As noted above, the Company has substantially, but not yet fully, completed the quantification of the impact of these changes at this stage in our conversion project.

IFRS 1, “First time adoption of International Financial Reporting Standards”, generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis. IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principle. The most significant IFRS optional exemptions which we are likely to apply are:

Exemption	Summary of exemption and decision
IFRS 2, Share-based payments	Full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any related liabilities.
IFRS 3, Business combinations	Allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the date of transition. This avoids the requirement to restate prior business combinations.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

IAS 21, Cumulative translation differences	Allows an entity to deem all cumulative translation differences to be zero at the date of transition.
IAS 27, Non-controlling interests	Allows an entity to apply IAS 27 paragraphs 28, 30, 31, and 34-37 on a prospective basis from the date of transition. This avoids the requirement to restate non-controlling interests that had a deficit balance in prior periods.
Fair value as deemed cost	An entity can elect to measure an asset at the date of transition to IFRS at its fair value, and use that fair value as its deemed cost at that date.

The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the IFRS opening consolidated statement of financial position at April 1, 2011, fiscal 2012 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Changes to the reporting and system processes to support preparation of the IFRS opening consolidated statement of financial position at April 1, 2011 were substantially completed during the quarter.

Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2012 and beyond. The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway. The Company’s conversion process includes monitoring actual and anticipated changes to IFRS standards and related rules and regulations and assessing the impact of these changes on the Company and its reporting, including expected dates of when such changes are effective.

(c) Business combination and related sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. The new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

The new standards will become effective on January 1, 2011 with early adoption available. The Company did not early adopt these new standards but continues to evaluate the attributes of early adoption of these standards and their potential effects.

11. Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;
(b) may be found at the Company’s web-site www.silvercorpmetals.com;
(c) may be found in the Company’s Annual Information Form; and,
(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2010.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

12. Outstanding Share Data

As at the date of this report, the following securities were outstanding: (a) Share Capital Authorized - unlimited number of common shares without par value

Issued and outstanding – 174,685,875 common shares with a recorded value of $263.9 million Shares subject to escrow or pooling agreements - $nil.

(b) Options

As at the date of this report, the outstanding options are comprised of the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
68,599	$4.32	July 23, 2011
475,004	6.74	April 10, 2012
50,000	6.95	October 1, 2012
97,534	9.05	January 16, 2013
50,000	7.54	May 13, 2013
266,250	5.99	July 1, 2013
68,000	3.05	October 1, 2013
716,750	2.65	April 19, 2014
403,000	7.00	January 5, 2015
227,834	7.40	April 20, 2015
446,500	8.23	October 3, 2015
268,000	12.16	January 4, 2016
3,137,471

(c) Warrants

As at the date of this report, the outstanding warrants are comprised of the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	30-Jul-2015

13. Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutes; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk. These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40F; Audited Consolidated Financial Statements; Management’s Discussion and Analysis for the year ended March 31, 2010; and note 13 of the unaudited interim consolidated financial statements for Q3 2011. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

14. Disclosure Controls and Procedures

Silvercorp’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.

(a) Management’s Report on Internal Control over Financial Reporting

Management of Silvercorp is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to the acquisition and disposition of Silvercorp’s assets,

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorization of management and Silvercorp’s directors, and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Silvercorp’s assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(b) Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

15. Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO
Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO
Yikang Liu, Director	Maria Tang, Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Corporate Secretary
Paul Simpson, Director	Shaoyang Shen, Vice President, China Operations
Robert Gayton, Director

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

16. Outlook for the 4th quarter of fiscal year 2011

During the first nine months of fiscal year 2011, Silvercorp produced 4.25 million ounces of silver, at a cash cost of negative $6.60 per ounce, net of by-product credits. The Company also produced 54.6 million pounds of lead and 13.1 million pounds of zinc during the nine month period. Silvercorp expects to meet or exceed its forecast to produce 5.3 million ounces of silver for its fiscal year ending March 31, 2011.

17. Outlook for the fiscal year 2012

Production in China

From the four mines at the Ying Mining Camp production is expected to increase to 600,000 tonnes of ore at a grade of 326g/t silver, 0.4g/t gold, 6% lead and 1.9% zinc, yielding 5.6 million ounces of silver, 4,000 ounces of gold, and 90 million pounds of lead and zinc. Total production costs will remain unchanged at approximately $75 per tonne of ore.

The BYP mine is expected to commence production in the first quarter of fiscal year 2012 and is expected to mine and mill 130,000 tonnes of ore at a grade of 7 g/t gold, yielding approximately 26,000 ounces of gold at an estimated total production cost of $28 per tonne of ore.

Budgets for mill construction, mine development and exploration of three projects in China

The total capital expenditures for the three projects in China are estimated at $67 million for fiscal 2012, which include capital expenditures of $53 million for mine development, mill construction, and other capital items (e.g. surface facilities, roads, land usage rights, and reporting) and exploration expenditures of $14 million to complete a 241,000 metre surface and underground drilling program. The budget estimate is based on the contracts on hand, designs by qualified Chinese engineering firms, and the Company’s past operation experience in China. The details for each project are as follows:

The Ying Mining Camp

•	The capital expenditures for the Ying, TLP, LM and HPG mines and central mill are budgeted at $18.5 million which includes several vertical shafts, declines and raises totaling 7,000 metres ($5.6 million), 40,000 metres of horizontal tunnels for development and mining exploration ($7 million), 1,500 metres of ramps ($1.2 million), a new tailing facility ($2 million), and equipment as well as surface facilities ($2.7 million).

•	The exploration expenditure for a 171,000 metre underground drilling program at the four mines of the Ying Camp is estimated to be $8.5 million.

The GC Project

•	The capital expenditures for fiscal 2012 are budgeted at $22.5 million, which includes a 1,500 tonne per day mill and tailing dam ($12 million), land-usage rights ($5 million), a 1,500 metre ramp ($1.2 million), a 500 metre shaft ($1.5 million) and surface facilities ($2.8 million). By the end of fiscal 2012, it is expected that the GC project will achieve a 700 tonne per day mining capacity and a 1,500 tonne per day milling capacity. In order to bring the project into full mining production of 1,500 tonnes per day, further capital expenditures will be required for fiscal 2013 which are expected to be partially financed through cash flows generated from the GC project.

•	As the Company has successfully obtained its mining permit for the GC project, drilling will resume in fiscal 2012. A 20,000 metre surface diamond drilling program is budgeted at $2.5 million.

The BYP Mine

•	The capital expenditures for fiscal 2012 are budgeted at $12 million. In order to achieve an initial mining and milling capacity of 400 tonnes per day, or a total of 130,000 tonnes of ore for fiscal 2012, the Company will upgrade the existing 400 tonne per day floatation mill ($1.5 million), build a cement back-filling facility ($1.5 million), complete about 7,000 metres of mine development tunnels ($1.5 million), and acquire land usage rights and build surface facilities including roads, an office, accommodations and a laboratory ($2.5 million), for a total of $7 million of capital expenditures. In addition, to achieve a production capacity of 1,000 tonnes per day starting in fiscal 2013, the Company will spend $5 million to expand the 400 tonne per day mill to a 1,000 tonne per day capacity ($3.0 million) and develop 1,500 metres of ramp and access tunnels ($2 million) to allow mechanized mining in the future.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

•	The exploration expenditures for a 50,000 metre underground and surface drilling program are estimated to cost $3 million.

Silvertip project in Canada

The Company has budgeted $2 million to complete the ongoing environmental assessment study, to prepare and submit an application for a Small Mine Permit, and to complete a feasibility study for the project.

In addition to the aggressive exploration program carried out by the Company to grow the resources and reserves in its operating projects, Silvercorp continually seeks acquisition opportunities in China and other jurisdictions.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

•	the price of silver and other metals;
•	estimates of the Company’s revenues and capital expenditures;
•	estimated production from the Company’s mines in the Ying Mining Camp; and;
•	timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

•	fluctuating commodity prices;
•	exploration and development programs;
•	feasibility and engineering reports;
•	permits and licenses;
•	First Nations title claims and rights;
•	operations and political conditions;
•	regulatory environment in China and Canada;
•	environmental risks; and
•	risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 24